May 26, 2026 Dear Shareholders Christophe Weber Representative Director, President & CEO Takeda Pharmaceutical Company Limited 1-1, Doshomachi 4-chome Chuo-ku, Osaka Planned Revision of Consolidated Financial Statements Related to a Subsequent Event On May 18, 2026 (U.S. Eastern Time), a jury verdict was returned in the AMITIZA® (lubiprostone) antitrust litigation in the U.S. District Court for the District of Massachusetts. For further details, please refer to the press release titled “Takeda Provides an Update regarding Jury Verdict in AMITIZA® (lubiprostone) Antitrust Litigation in the U.S. and Related Revision to FY2025 Financial Results,” which was published on our website on May 19, 2026 (JST). Takeda is currently assessing the impact of the jury verdict on its consolidated financial statements. However, because the event occurred after the accounting auditor’s audit report date for the audit under the Japanese Companies Act (May 12, 2026), it does not constitute an adjusting subsequent event that would require revisions to the Consolidated Financial Statements and the Unconsolidated Financial Statements prepared under the Japanese Companies Act, and therefore it is not and will not be reflected in those financial statements for the fiscal year ended March 31, 2026 (FY2025) included as part of the Notice of Convocation of the 150th Annual General Meeting of Shareholders. On the other hand, with respect to the Earnings Report (Kessan Tanshin) for the Fiscal Year Ended March 31, 2026 (IFRS, Consolidated) announced on May 13, 2026, the event constitutes an adjusting subsequent event. Accordingly, once the impact of the event has been determined, Takeda plans to record the related impact in its consolidated financial statements and file a revised Earnings Report with the Tokyo Stock Exchange. Takeda also plans to update its other FY2025 financial materials accordingly, and will publish the revised materials on the “Quarterly Results” page of its website concurrently with the filing of the revised Earnings Report. Takeda does not expect its FY2026 financial forecast or Management Guidance to be materially impacted. We will revise the FY2026 financial forecast and Management Guidance, as necessary, once our assessment is completed. [End of document]